EXHIBIT 99.2

SECOND SUPPLEMENTAL INDENTURE

This Second Supplemental Indenture, dated as of October 9, 2012 (this “Second Supplemental Indenture”), among Elan Finance public limited company, a public limited liability company incorporated and registered under the laws of Ireland, and Elan Finance Corp., a Delaware corporation, as co-issuers (together, the “Issuers”), Elan Corporation, plc, as a guarantor of the Notes (the “Company”), the Subsidiary Note Guarantors party hereto (the “Subsidiary Guarantors” and, together with the Company, the “Note Guarantors”), The Bank of New York Mellon (the “Trustee”), as Trustee under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, the Issuers and the Trustee have heretofore executed and delivered an Indenture, dated as of August 17, 2010 (as amended, supplemented, waived or otherwise modified, the “Indenture”), among the Issuers, the Company, each of the Subsidiary Guarantors, the Trustee and The Bank of New York Mellon (Luxembourg) S.A., a corporation incorporated under the laws of Luxembourg, providing for the issuance of 8.750% Senior Notes due 2016 of the Issuers (the “Notes”);

WHEREAS, Section 9.2 of the Indenture provides that, subject to certain exceptions, the Issuers, the Note Guarantors and the Trustee may amend the Indenture or the Notes with the written consent of the holders of at least a majority in principal amount of the then-Outstanding Notes affected (the “Requisite Consents”);

WHEREAS, on September 24, 2012, the Issuers commenced a tender offer to purchase any and all of the outstanding Notes and to solicit consents (collectively, the “Tender Offer and Consent Solicitation”) from each of the holders of the Notes to the adoption of certain amendments that would eliminate or modify substantially all restrictive covenants, certain events of default and other provisions contained in the Indenture (the “Proposed Amendments”), pursuant to an Offer to Purchase and Consent Solicitation Statement, dated as of September 24, 2012 (along with any amendments, modifications or supplements thereto, the “Offer to Purchase and Consent Solicitation Statement”);

WHEREAS, pursuant to the Tender Offer and Consent Solicitation, the Issuers have obtained and delivered to the Trustee the Requisite Consents to approve the Proposed Amendments, along with an Officers’ Certificate in accordance with Section 11.4(1) of the Indenture and an Opinion of Counsel in accordance with Section 11.4(2) of the Indenture, and the Issuers, the Company, each of the Note Guarantors and the Trustee are undertaking to execute and deliver this Second Supplemental Indenture to adopt the Proposed Amendments; and

WHEREAS, all acts and requirements necessary to make this Second Supplemental Indenture the legal, valid and binding obligation of the Issuers, the Company and the Subsidiary Guarantors have been done.

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NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Issuers, the Company, the Note Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

ARTICLE I

DEFINITIONS

Section 1.1.                      Defined Terms.  Unless otherwise defined in this Second Supplemental Indenture, terms defined in the Indenture are used herein as therein defined.

ARTICLE II

AMENDMENTS

Section 2.1.                      Amendments to Certain Provisions in Article III of the Indenture.

(i)	The Indenture is hereby amended to delete the following sections in their entirety:

(a)	Section 3.8 (Limitation on Incurrence of Additional Indebtedness);

(b)	Section 3.9 (Limitation on Restricted Payments);

(c)	Section 3.10 (Limitation on Asset Sales);

(d)	Section 3.11 (Limitation on Designation of Unrestricted Subsidiaries);

(e)	Section 3.12 (Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries);

(f)	Section 3.13 (Limitation on Liens);

(g)	Section 3.14 (Limitation on Transactions with Affiliates); and

(h)	Section 3.15 (Reports to Holders).

(ii)
The failure to comply with the terms of any of the Sections of the Indenture set forth in clause (i) above shall no longer constitute a Default or an Event of Default under the Indenture and shall no longer have any other consequence under the Indenture.

Section 2.2.                      Amendments to Certain Provisions in Article IV of the Indenture.

(i)	The Indenture is hereby amended to delete clauses (b) and (c) of Section 4.1 (Merger, Consolidation and Sale of Assets).

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(ii)	All references to Section 4.1 of the Indenture shall mean Section 4.1, as amended by this Second Supplemental Indenture.

Section 2.3.                      Amendments to Certain Provisions in Article VI of the Indenture.

(i)
The Indenture is hereby amended to delete clauses (4), (5) and (6) of Section 6.1(a) (Events of Default) in their entirety and all references thereto contained in Section 6.1 and elsewhere in the Indenture in their entirety, and the occurrence of the events described in clauses (4), (5) and (6) of Section 6.1(a) shall no longer constitute Events of Default.

(ii)	All references to Section 6.1 of the Indenture shall mean Section 6.1, as amended by this Second Supplemental Indenture.

Section 2.4                      Amendments to Certain Provisions in Article I of the Indenture.

(i)	All definitions set forth in Section 1.1 of the Indenture that relate to defined terms used solely in sections deleted by this Second Supplemental Indenture are hereby deleted in their entirety.

ARTICLE III

MISCELLANEOUS

Section 3.1.                      Parties.  Nothing expressed or mentioned herein is intended or shall be construed to give any Person, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Second Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 3.2.                      Governing Law, etc.  This Second Supplemental Indenture shall be governed by the provisions set forth in Section 11.8 of the Indenture.

Section 3.3.                      Severability.  In case any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 3.4.                      Ratification of Indenture, Second Supplemental Indenture Part of Indenture.  Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  This Second Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

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Section 3.5.                      Duplicate and Counterpart Originals.  The parties may sign any number of copies of this Second Supplemental Indenture in original or facsimile signature.  One signed copy or facsimile is enough to prove this Second Supplemental Indenture.  This Second Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be an original, but all of them together represent the same agreement.

Section 3.6.                      Effectiveness.  This Second Supplemental Indenture shall be effective and binding immediately upon its execution and delivery by all parties hereto.  Notwithstanding the foregoing sentence, the amendments set forth in Article II of this Second Supplemental Indenture shall not become effective until the time of payment or deposit with the Paying Agent (the “Payment Date”) of an amount of money sufficient to pay for a majority in principal amount of the then-Outstanding Notes that are validly tendered, not validly withdrawn and accepted pursuant to the Tender Offer and Solicitation (including any applicable consent payments) at the earlier of (i) the Early Settlement Date (as defined in the Offer to Purchase and Consent Solicitation Statement) and (ii) the Final Settlement Date (as defined in the Offer to Purchase and Consent Solicitation Statement).

Section 3.7.                      Trustee Makes No Representations.  The recitals contained herein may be taken as the statements of the Issuers, the Company and the Subsidiary Guarantors and the Trustee does not assume any responsibility for their correctness.  The Trustee makes no representations as to the validity or sufficiency of this Second Supplemental Indenture.  All rights, protections, privileges, indemnities and benefits granted or afforded to the Trustee under the Indenture shall be deemed incorporated herein by this reference and shall be deemed applicable to all actions taken, suffered or omitted by the Trustee under this Second Supplemental Indenture.

Section 3.8.                      Notes.  The Notes include certain of the foregoing provisions from the Indenture.  Effective on the Payment Date, such provisions of the Notes shall be deemed deleted or amended, as applicable.

Section 3.9                      Headings.  The headings of the Articles and Sections in this Second Supplemental Indenture have been inserted for convenience of reference only, are not intended to be considered as a part hereof and shall not modify or restrict any of the terms or provisions hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

ELAN FINANCE PUBLIC LIMITED COMPANY

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

By:	/s/ Mary Sheahan
Name: Mary Sheahan
Title: Director

[Corporate Seal]

ELAN FINANCE CORP.

By:	/s/ John L. Donahue
Name: John L. Donahue
Title: Vice President and Secretary

[Corporate Seal]

Attest:

By:	/s/ Alan Campion
Name: Alan Campion
Title: Treasurer and Chief Financial Officer

ELAN CORPORATION, PLC

By:	/s/ Kyran McLaughlin
Name: Kyran McLaughlin
Title: Director

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Secretary

[Corporate Seal]

ELAN INTERNATIONAL INSURANCE LTD.

By:	/s/ Kevin Insley
Name: Kevin Insley
Title: President & Director

Attest:

By:	/s/ Barry Hanson
Name: Barry Hanson
Title: Director

ELAN INTERNATIONAL SERVICES LTD.

By:	/s/ Kevin Insley
Name: Kevin Insley
Title: President & Director

Attest:

By:	/s/ Barry Hanson
Name: Barry Hanson
Title: Director

NEURALAB LIMITED

By:	/s/ Kevin Insley
Name: Kevin Insley
Title: President & Director

Attest:

By:	/s/ Barry Hanson
Name: Barry Hanson
Title: Director

CRIMAGUA LIMITED

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

By:	/s/ Nigel Clerkin
Name: Nigel Clerkin
Title: Director

[Corporate Seal]

ORCHARDBROOK LIMITED

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

By:	/s/ Nigel Clerkin
Name: Nigel Clerkin
Title: Director

[Corporate Seal]

ELAN HOLDINGS LIMITED

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

By:	/s/ Mary Sheahan
Name: Mary Sheahan
Title: Director

[Corporate Seal]

ELAN MANAGEMENT LIMITED

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

By:	/s/ Mary Sheahan
Name: Mary Sheahan
Title: Director

[Corporate Seal]

ELAN PHARMA INTERNATIONAL LIMITED

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

By:	/s/ Mary Sheahan
Name: Mary Sheahan
Title: Director

[Corporate Seal]

ELAN SCIENCE FIVE LIMITED

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

By:	/s/ Mary Sheahan
Name: Mary Sheahan
Title: Director

[Corporate Seal]

ELAN INTERNATIONAL FINANCE LIMITED

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

By:	/s/ Mary Sheahan
Name: Mary Sheahan
Title: Director

[Corporate Seal]

THE INSTITUTE OF BIOPHARMACEUTICS LIMITED

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

By:	/s/ Mary Sheahan
Name: Mary Sheahan
Title: Director

[Corporate Seal]

KEAVY FINANCE LIMITED

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

By:	/s/ Mary Sheahan
Name: Mary Sheahan
Title: Director

[Corporate Seal]

ELAN REGULATORY HOLDINGS LIMITED

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

By:	/s/ Mary Sheahan
Name: Mary Sheahan
Title: Director

[Corporate Seal]

ATHENA NEUROSCIENCES, INC.

By:	/s/ John L. Donahue
Name: John L. Donahue
Title: Assistant Secretary

[Corporate Seal]

Attest:

By:	/s/ Alan Campion
Name: Alan Campion
Title: Treasurer and Chief Financial Officer

ELAN PHARMACEUTICALS, INC.

By:	/s/ John L. Donahue
Name: John L. Donahue
Title: Secretary

[Corporate Seal]

Attest:

By:	/s/ Alan Campion
Name: Alan Campion
Title: Treasurer and Chief Financial Officer

DRUG DELIVERY SYSTEMS INC.

By:	/s/ John L. Donahue
Name: John L. Donahue
Title: Secretary

[Corporate Seal]

Attest:

By:	/s/ Alan Campion
Name: Alan Campion
Title: Treasurer

MONKSLAND HOLDINGS B.V.

By:	/s/ ANT Management (Netherlands) B.V.
Name: ANT Management (Netherlands) B.V.
Title: Director

By:	/s/ Pieter Bosse
Name: Pieter Bosse
Title: Director

The Trustee
Signed for and on behalf of
The Bank of New York Mellon

By:	/s/ Marco Thuo
Name: Marco Thuo
Title: Vice President